Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-137242

PROSPECTUS SUPPLEMENT NO. 10

DATED NOVEMBER 14, 2007

(To Prospectus Declared Effective on December 6, 2006)

INTERSEARCH GROUP, INC.

4,285,095 Shares

Common Stock

This Prospectus Supplement No. 10 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated December 6, 2006 (the “Original Prospectus”), as supplemented by that certain Prospectus Supplement No. 1, dated January 11, 2007 (“Supplement No. 1”), that certain Prospectus Supplement No. 2, dated January 23, 2007 (“Supplement No. 2”), that certain Prospectus Supplement No. 3 dated February 28, 2007 (“Supplement No. 3”), that certain Prospectus Supplement No. 4 dated March 30, 2007 (“Supplement No. 4”), that certain Prospectus Supplement No. 5 dated April 6, 2007 (“Supplement No. 5”), that certain Prospectus Supplement No. 6 dated May 14, 2007 (“Supplement No. 6”), that certain Prospectus Supplement No. 7 dated August 14, 2007 (“Supplement No. 7”), that certain Prospectus Supplement No. 8 dated October 3, 2007 (“Supplement No. 8”) and that certain Prospectus Supplement No. 9 dated October 30, 2007 (“Supplement No. 9”). This Prospectus Supplement No. 10 is not complete without, and may not be delivered or used except in connection with, the Original Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9. The shares that are the subject of the Original Prospectus, as supplemented, have been registered to permit their resale to the public by the selling shareholders named therein. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants referred to in the prospectus.

This Prospectus Supplement No. 10 includes the following document, as filed by us with the Securities and Exchange Commission:

•	The attached Quarterly Report on Form 10QSB of InterSearch Group, Inc.

Our common stock is traded on the American Stock Exchange, under the symbol “IGO”.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 10 (or the Original Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 or Supplement No. 9) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 10 is November 14, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB

☒	Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2007.

☐	Transition report under Section 13 or 15(d) of the Exchange Act

For the transition period from              to              .

Commission File Number 00-51776

INTERSEARCH GROUP, INC.

(Exact name of small business issuer as specified in its charter)

Florida	59-3234205
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

222 Kearny Street, Suite 550, San Francisco, CA 94108

(Address of Principal Executive Offices)

(415) 962-9700

(Issuer’s Telephone Number, Including Area Code)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

As of October 31, 2007, there were 24,921,706 shares of the registrant’s common stock outstanding.

Transitional Small Business Disclosure Format (check one):    Yes  ☐    No  ☒

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

PART I. – FINANCIAL INFORMATION

ITEM 1 – FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30, 2007	December 31, 2006
	(unaudited)
Assets

Current assets:
Cash	$1,786	347
Accounts receivable, net of allowances	3,401	4,060
Prepaid expenses and other	408	196
Deferred income taxes	53	38

Total current assets	5,648	4,641

Office equipment and leasehold improvements, net	1,394	1,416
Debt issuance costs, net	620	743
Patents and trademarks, net	76	83
Domains, net	13,438	13,398
Goodwill	573	573
Other assets	125	—
Deferred income taxes	337	253

Total	$22,211	21,107

Liabilities and Stockholders’ Equity

Current liabilities:
Revolving line of credit	—	518
Accrued liabilities	1,148	1,002
Accounts payable	575	1,793
Deferred revenue	4	60

Total current liabilities	1,727	3,373
Notes Payable, net of discount	6,633	6,561

Total Liabilities	8,360	9,934

Stockholders’ equity:
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.001 par value; 125,000,000 shares authorized, 24,921,706 and 25,051,432 issued and outstanding	25	25
Additional paid-in capital	8,953	8,713
Retained earnings	4,873	2,435

Total stockholders’ equity	13,851	11,173

Total	$22,211	21,107

See accompanying Notes to Condensed Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues	$5,102	4,816	23,110	19,272
Cost of revenues	2,489	2,493	9,101	7,377

Gross profit	2,613	2,323	14,009	11,895

Operating expenses:
Sales and marketing expense	629	188	1,121	689
General and administrative expense	2,491	1,766	7,818	5,624

Total operating expenses	3,120	1,954	8,939	6,313

(Loss) earnings from operations	(507)	369	5,070	5,582
Interest expense	296	210	890	246
Loss on derivative instrument	—	—	—	19

(Loss) earnings before income taxes	(803)	159	4,180	5,317
Income taxes (benefit)	(270)	79	1,742	2,176

Net (loss) earnings	$(533)	80	2,438	3,141

Basic (loss) earnings per share	$(.02)	—	.10	.12

Diluted (loss) earnings per share	$(.02)	—	.09	.11

Dividends per share	$—	—	—	—

See accompanying Notes to Condensed Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ Equity

For the Nine Months Ended September 30, 2007 and 2006

(Dollars in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Notes Receivable	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2005	25,219,282	$25	4,054	(982)	(65)	3,032
Exercise of common stock options (unaudited)	59,766	—	10	—	—	10
Exercise of common stock warrants, net (unaudited)	833,334	1	899	—	—	900
Common stock offering costs (unaudited)	—	—	(8)	—	—	(8)
Common stock issued in connection with CapitalSouth Financing (unaudited)	195,000	—	483	—	—	483
Common stock issued (unaudited)	300	—	—	—	—	—
Warrant liability, reclassified to stockholders’ equity (unaudited)	—	—	3,283	—	—	3,283
Retirement of 250,000 shares of common stock (unaudited)	(250,000)	—	(250)	—	—	(250)
Retirement of 1,025,000 shares of common stock (unaudited)	(1,025,000)	(1)	1	—	—	—
Repayment of notes receivable (unaudited)	—	—	—	—	65	65
Stock compensation (unaudited)	—	—	163	—	—	163
Net earnings (unaudited)	—	—	—	3,141	—	3,141

Balance at September 30, 2006 (unaudited)	25,032,682	$25	8,635	2,159	—	10,819

Balance at December 31, 2006	25,051,432	$25	8,713	2,435	—	11,173
Exercise of common stock options (unaudited)	162,246	—	81	—	—	81
Exercise of common stock warrants, net (unaudited)	333,028	—	326	—	—	326
Retirement of 625,000 shares of common stock (unaudited)	(625,000)	—	(750)	—	—	(750)
Common stock issued for services (unaudited)	—	—	29	—	—	29
Stock compensation (unaudited)	—	—	554	—	—	554
Net earnings (unaudited)	—	—	—	2,438	—	2,438

Balance at September 30, 2007 (unaudited)	24,921,706	$25	8,953	4,873	—	13,851

See accompanying Notes to Condensed Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2007	2006
Cash flows from operating activities:
Net earnings	$2,438	3,141
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	319	129
Amortization of domains and other	785	675
Amortization of debt issuance costs and discounts	195	47
Deferred income tax benefit	(99)	(62)
Loss on derivative instrument	—	19
Stock compensation	583	163
Decrease (increase) in accounts receivable	659	(163)
Increase in prepaid expenses and other	(212)	(291)
(Decrease) increase in accounts payable	(1,218)	412
Increase (decrease) in accrued liabilities	146	(291)
Decrease in deferred revenue	(56)	(300)
Increase in other assets	(125)	—

Net cash provided by operating activities	3,415	3,479

Cash flows from investing activities:
Purchase of office equipment and leasehold improvements	(297)	(1,003)
Purchase of trademarks	—	(20)
Purchase of domains	(818)	(1,626)

Net cash used in investing activities	(1,115)	(2,649)

Cash flows from financing activities:
Proceeds from exercise of common stock warrants	326	900
Proceeds from sale of common stock	—	312
Proceeds from sale of common stock warrants	—	171
Proceeds from notes payable	—	6,517
Retirement of common stock	(750)	(250)
Repayment of note payable	—	(1,540)
Repayment of note receivable	—	65
Redemption of common stock subject to mandatory redemption	—	(6,150)
Debt issuance costs	—	(691)
Net decrease in revolving line of credit	(518)	(97)
Common stock offering costs	—	(8)
Exercise of common stock options	81	10

Net cash used in financing activities	(861)	(761)

Net increase in cash	1,439	69
Cash at beginning of period	347	576

Cash at end of period	$1,786	645

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited) Continued

(In thousands)

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$723	145

Income taxes	$1,550	2,278

Noncash financing and investing activities:
Common stock warrants reclassified to additional paid-in capital	$—	3,283

Assets and liabilities assumed in connection with acquisition:
Common stock offering costs incurred in connection with warrant issuance	$—	49

See accompanying Notes to Condensed Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2007 and 2006 (Unaudited)

(1)	Description of Business and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of InterSearch Group, Inc. and its wholly-owned subsidiaries which consist of Walnut Ventures, Inc. (“Walnut”), InterSearch Corporate Services, Inc. (“ICS”), La Jolla Internet Properties, Inc. (“La Jolla”), Internet Revenue Services, Inc. (“IRS”), Overseas Internet Properties, Inc. (“Overseas”), Dotted Ventures, Inc. (“Dotted”), and Banks.com, Inc. (“Banks”), collectively, the “Company”.

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the instructions of Item 310(b) of Regulation S-B under the Securities Act of 1933, as amended. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007, or for any other period. The condensed consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. These unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company’s audited financial statements and accompanying notes included in the Annual Report on Form 10-KSB for the year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”).

Walnut operates in the pay-per-click search engine and Internet advertising industries.

ICS is engaged principally in the business of providing highly skilled Internet and technology consultants through outsourcing to entities operating within the banking, insurance and securities sectors. ICS’s primary market is the continental United States.

La Jolla operates in the pay-per-click search engine and Internet advertising industries.

IRS owns and maintains a large portion of the domain portfolio that operates in the direct navigation market, including www.irs.com.

Overseas operates in the international pay-per-click search engine and Internet advertising industries.

Dotted owns an ICANN accredited domain Registrar business that allows the Company to continue to build out its service offering in and around domain portfolio management.

Banks was incorporated solely for the purpose of effecting a change in the Company’s name to “Banks.com, Inc.” The Company expects the name change to become effective on or after November 27, 2007, at which time Banks will be dissolved.

(2)	Significant Accounting Policies

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These judgments are difficult as matters that are inherently uncertain directly impact their valuation and accounting. Actual results may vary from management’s estimates and assumptions.

The Company’s significant accounting policies are disclosed in the Company’s Annual report on Form 10-KSB for the year ended December 31, 2006 filed with the SEC.

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(2)	Significant Accounting Policies, Continued

Stock Compensation. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123(R), Share-Based Payment, (Statement of Financial Accounting Standards (SFAS) 123(R)), using the modified-prospective-transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company established the 2004 Equity Incentive Plan (the “2004 Plan”) for employees and non-employee directors of the Company and reserved 1,531,624 shares of common stock for the 2004 Plan. As of December 16, 2005, the Company’s board of directors terminated the 2004 Plan and replaced it with the 2005 Equity Incentive Plan (“2005 Plan”). This termination did not affect any outstanding options under the 2004 Plan, and all such options will continue to remain outstanding and governed by the 2004 Plan. Any Company employee, director, officer, consultant or advisor is eligible to receive an award under the 2005 Plan. The 744,124 shares available for issuance under the 2004 Plan as of December 16, 2005 were transferred to the 2005 Plan. On December 16, 2005, the board of directors of the Company approved and adopted an amendment to the 2005 Plan, subject to approval by the holders of a majority of the common stock, which approval became effective on July 27, 2006. The amendment increases from 744,124 to 1,744,124, the number of shares of common stock available to be granted under the 2005 Plan. At September 30, 2007, 222,953 shares remained available for grant. However, as discussed in Note (9), the available shares are expected to increase to 1,022,953 on or after November 27, 2007.

Both incentive stock options and nonqualified stock options can be granted under the equity incentive plans. The exercise price of the stock options is determined by the board of directors at the time of grant, but can not be less than the fair market value of the common stock on the date of grant. The standard vesting schedule for stock options issued under the plans occurs over a four year period. The stock options must be exercised within ten years from the date of grant.

A summary of the stock option activity in the Company’s equity incentive plans is as follows (dollars in thousands, except per share amounts):

	Number of Shares	Weighted- Average Per Share Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	1,612,500	$1.24
Granted	1,045,000	2.56
Forfeited	(455,470)	1.62
Exercised	(162,246)	0.51

Outstanding at September 30, 2007	2,039,784	$1.89	8.8 years	$307

Exercisable at September 30, 2007	746,308	$1.41	8.2 years	$215

The total intrinsic value of options exercised during the three and nine months ended September 30, 2007 was $82,000 and $274,000 respectively, compared to $96,000 and $109,000 respectively for the same periods in 2006. There was no tax benefit recognized for the incentive stock options exercised in any of these periods. At September 30, 2007, the Company had 1,293,476 unvested stock options outstanding and there was $1.4 million of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plans. This cost is expected to be recognized monthly on a straight-line basis over the appropriate vesting periods through August 31, 2011. The total fair value of shares vested and recognized as compensation expense was $158,000 and $554,000 for the three and nine months ended September 30, 2007, respectively, compared to $66,000 and $163,000 respectively for the same periods in 2006. The associated income tax benefit recognized was $23,000 and $127,000 in the three and nine months ended September 30, 2007, respectively, compared to $15,000 and $36,000 respectively for the same periods in 2006.

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(2)	Significant Accounting Policies, Continued

Stock Compensation, Continued. The fair value of each option granted for the three and nine months ended September 30, 2007 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions (dollars in thousands, except per share data):

	Three Months Ended September 30,
	2007	2006
Risk-free interest rate	4.25%	5.36%
Dividend yield	—	—
Expected volatility	46%	27%
Expected life in years	6.25	6.25

Grant-date fair value of options issued during the period	$86	$262
Per share value of options at grant date	$0.96	$0.62

	Nine Months Ended September 30,
	2007	2006
Risk-free interest rate	3.625% - 4.75%	4.61% - 5.36%
Dividend yield	—	—
Expected volatility	46% - 49%	27% - 34%
Expected life in years	5 - 6.25	6.25

Grant-date fair value of options issued during the period	$1,319	$541
Per share value of options at grant date	$0.96 - $1.59	$0.65

As part of its adoption of SFAS 123(R), the Company examined its historical pattern of option exercises in an effort to determine if there were any patterns based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance in Staff Accounting Bulletin No. 107 issued by the SEC to determine the estimated life of stock options issued subsequent to the adoption of SFAS 123(R). Based on this guidance, the estimated term was deemed to be the midpoint of the vesting term and the contractual term ((vesting term and original contractual term)/2). Expected volatility is based on historical volatility of certain peer companies. The risk-free rate is based on the U.S. Treasury Strips with similar expected lives at the time of grant. The dividend yield is based on the Company’s history and expectation of dividend payments.

(3)	(Loss) earnings Per Share

Basic (loss) earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share for the nine months ended September 30, 2007 and 2006 and the three months ended September 30, 2006 is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options and warrants, computed using the treasury stock method. These amounts were excluded from the calculation for the three months ended September 30, 2007 as their effect is anti-dilutive. Loss (earnings) per common share have been computed based on the following:

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(3)	(Loss) earnings Per Share, Continued

	Three Months Ended September 30,
	2007			2006
	Loss	Weighted- Average Shares	Per Share Amount	Earnings	Weighted- Average Shares	Per Share Amount
	(dollars in thousands, except per share amounts)
Basic:
Net (loss) earnings available to common stockholders	$(533)	24,855,595	$(.02)	$80	25,002,563	$—
Effect of dilutive securities:
Incremental shares from assumed conversion of options	—	—		—	429,068
Incremental shares from assumed conversion of warrants	—	—		—	2,000,391

Diluted:
Net (loss) earnings available to common stockholders and assumed conversions	$(533)	24,855,595	$(.02)	$80	27,432,022	$—

	Nine Months Ended September 30,
	2007			2006
	Earnings	Weighted- Average Shares	Per Share Amount	Earnings	Weighted- Average Shares	Per Share Amount
	(dollars in thousands, except per share amounts)
Basic:
Net earnings available to common stockholders	$2,438	24,972,647	$.10	$3,141	25,149,681	$.12
Effect of dilutive securities:
Incremental shares from assumed conversion of options	—	—		—	454,853
Incremental shares from assumed conversion of warrants	—	3,027,727		—	1,991,899

Diluted:
Net earnings available to common stockholders and assumed conversions	$2,438	28,000,374	$.09	$3,141	27,596,433	$.11

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(3)	(Loss) earnings Per Share, Continued

For the three and nine months ended September 30, 2007, the following options were excluded from the calculation of earnings per share due to the exercise price exceeding the average market price:

Number of Outstanding Options	Exercise Price	Expiration Date
90,000	$1.88	2017	*
210,000	$2.34	2017
205,000	$2.50	2017
170,000	$2.51	2017
30,000	$2.55	2017
250,000	$3.10	2017
* Applies to the three month period only

(4)	Warrants

At September 30, 2007, outstanding warrants to purchase the Company’s common stock were as follows:

Number of Common Stock Warrants	Exercise Price	Expiration Date
39,063	$1.60	October 7, 2010
477,000	$1.60	July 20, 2011
5,311,559	$1.20	September 29, 2010
499,813	$0.80	September 29, 2010

6,327,435

(5)	Income Taxes

The Company records deferred income tax assets and liabilities to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

The Company and its subsidiaries file a consolidated income tax return. Income taxes are allocated proportionately as if separate income tax returns were filed.

(6)	Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock. As of September 30, 2007, the Company has no outstanding shares of preferred stock.

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(7)	Notes Payable

In July 2006, the Company completed the sale of 13.50% Senior Subordinated Notes due 2011 in the aggregate principal amount of $7.0 million (the “Notes”), together with 195,000 shares of common stock and warrants to purchase up to an aggregate of 477,000 shares of common stock at an exercise price of $1.60 (the “Warrants”). The Warrants expire in July 2011. This debt financing resulted in gross proceeds of $7.0 million before placement agent fees and expenses associated with the transaction, which in aggregate totaled approximately $1.3 million consisting of debt issuance cost of $806,000 and debt discount of $483,000. The debt issuance costs and debt discount are amortized over the term of the Notes using the effective interest method. The Notes issued by the Company are secured by first lien on all assets of tax-related internet domains, including www.irs.com, and a second lien on all other assets of the Company, subordinated to the lien on all other assets of the Company’s senior lender, Silicon Valley Bank. Prior to maturity, the Notes (i) will be interest-only for the first two years; (ii) will amortize 20% of the principal amount in year three; will amortize 25% of the principal amount in year four; and (iii) will amortize the remainder of the principal amount in year five, with payments of principal, as applicable, and interest due monthly. The Notes can be prepaid by the Company in whole or in part in any amount greater than $100,000 at any time without penalty. The note holders will have the right to accelerate repayment of the Notes if, among other things, the Company does not meet certain financial ratios per the agreement as of the last day of any fiscal quarter.

(8)	Contingencies

The Company may become subject to governmental regulation arising from the normal course of business. On April 17, 2007 the U.S. House of Representatives passed H.R. 1677, The TaxPayer Protection Act of 2007 (“H.R. 1677”). Section 8 of H.R. 1677 amends Section 333, Title 31 of the U.S. Code to include Internet domain addresses in the prohibition on misuse of the U.S. Department of the Treasury names and symbols. The Company owns the Internet domain address www.irs.com, which is an acronym commonly associated with the Internal Revenue Service, a division of the U.S. Department of the Treasury. The ultimate impact of H.R. 1677, in its current form, is not presently determinable; however there can be no assurance that passage into law would not adversely affect the Company’s use of its Internet domain address www.irs.com as well as the Company’s overall operations.

(9)	Subsequent Events

On September 28, 2007, the Company’s board of directors approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company to “Banks.com, Inc.” (the “Charter Amendment”). On October 18, 2007, the board of directors also approved an increase in the maximum number of shares of common stock reserved for issuance under the 2005 Plan to 2,544,124 shares of common stock (the “Plan Increase”). A preliminary Information Statement on Schedule 14C was filed with the SEC to disclose the proposed corporate name change and Plan Increase. On November 2, 2007, the holders of 86.35% of the Company’s outstanding shares of common stock approved the Charter Amendment and the Plan Increase pursuant to a written consent. A definitive Information Statement on Schedule 14C was filed with the SEC on November 5, 2007 and subsequently mailed to the Company’s shareholders of record as of October 8, 2007. The Company anticipates the Charter Amendment and Plan Increase will be effective on or after November 27, 2007.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Review by Independent Registered Public Accounting Firm

Hacker, Johnson & Smith PA, the Company’s independent registered public accounting firm, have made a limited review of the financial data as of September 30, 2007, and for the three and nine month periods ended September 30, 2007 and 2006 presented in this document, in accordance with standards established by the Public Company Accounting Oversight Board.

Their report furnished pursuant to Article 10 of Regulation S-X is included herein.

Report of Independent Registered Public Accounting Firm

InterSearch Group, Inc.

San Francisco, California:

We have reviewed the accompanying condensed consolidated balance sheet of InterSearch Group, Inc. and Subsidiaries (the “Company”) as of September 30, 2007, the related condensed consolidated statements of operations for the three and nine month periods ended September 30, 2007 and 2006, and the related condensed consolidated statements of stockholders’ equity and cash flows for the nine month periods ended September 30, 2007 and 2006. These interim condensed financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board, the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated March 27, 2007, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Hacker, Johnson & Smith PA
HACKER, JOHNSON & SMITH PA
Tampa, Florida
November 5, 2007

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

When reading this section of this Quarterly Report, it is important that you also read the financial statements and related notes included elsewhere in this Quarterly Report and our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006. This section of this Quarterly Report contains forward–looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward–looking statement for many reasons, including those described in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”). The risks described in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.

OVERVIEW

We primarily provide Internet search services that facilitate access to relevant information on the Internet. Our Internet search services enable businesses to increase their online transactions through targeted online advertising to Internet users in response to their keyword search queries.

We review our operations based on both our financial results and non–financial measures. Among the key financial factors upon which management focuses in reviewing performance are revenue–per–click and cost–per–click, which for the nine months ended September 30, 2007 were approximately $0.27 and $0.10, respectively, compared to approximately $0.23 and $0.08, respectively for the nine months ended September 30, 2006. When an Internet user clicks–through on a sponsored listing through our distribution network, our arrangements with our advertising network partners and direct advertisers provide that we receive a fixed percentage of their related advertising revenue. We currently depend, and expect to continue to depend in the near future, upon a relatively small number of advertising network partners and direct advertisers for a significant percentage of our revenues. Our advertising network partners, Yahoo! Search Marketing and Ask.com, formerly known as Ask Jeeves, together represented approximately 85% and 70% of our revenues for the nine months ended September 30, 2007 and 2006, respectively. A significant reduction in click–throughs or an advertising network partner exerting significant pricing pressures on us would have a material adverse effect on our results of operations. Our largest expense is traffic acquisition costs, which consists primarily of revenue–sharing payments to our distribution network partners for access to their online user traffic. We are striving to decrease our cost–per–click by increasing the number of proprietary web properties that we own and manage. When Internet users access our owned or managed websites through direct navigation, it reduces our payments to distribution network partners.

The key non–financial measure that management reviews is number of click–throughs on advertiser listings, we call “paid clicks”, which for the nine months ended September 30, 2007 and 2006 were approximately 84 million and 72 million, respectively. Our revenue growth depends, in part, on our ability to increase the number of paid clicks on the sponsored listings of our advertising network partners and direct advertisers displayed on our distribution network. We intend to expand and diversify our proprietary traffic sources, specifically by increasing our presence in the direct navigation market and increasing the number of other proprietary web properties that we own and manage.

The historical financial information reflected in this Quarterly Report does not include certain expenses that we will incur as the result of being a public company. For example, we will incur expenses relating to compliance with the provisions of the Sarbanes–Oxley Act of 2002 and the reporting requirements of the SEC. In addition, our operating expenses will increase as a result of implementing our growth strategy, as we will likely improve our information systems and reporting systems and increase personnel.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Recent Developments

The application of new and existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations. For example, on April 17, 2007, the U.S. House of Representatives passed H.R. 1677, The TaxPayer Protection Act of 2007 (“H.R. 1677”). Section 8 of H.R. 1677 amends Section 333, Title 31 of the U.S. Code to include Internet domain addresses in the prohibition on misuse of the U.S. Department of the Treasury names and symbols. We own the Internet domain address www.irs.com, which is an acronym commonly associated with the Internal Revenue Service, a division of the U.S. Department of the Treasury. The passage of H.R. 1677 into law in its current form could adversely affect our use of our Internet domain address www.irs.com as well as our overall operations. However, we believe that it is premature to assess the impact of H.R. 1677 on our business, as the passage of this bill into law in its identical form is currently too speculative. In the event H.R. 1677 becomes law in its current form, we intend to be diligent in our communications with the Internal Revenue Service in an effort to mitigate any potential negative effects of such legislation.

On September 28, 2007, our board of directors approved an amendment to our Amended and Restated Articles of Incorporation to change the name of our company to “Banks.com, Inc.” (the “Charter Amendment”). A preliminary Information Statement on Schedule 14C was filed with the SEC to disclose the proposed corporate name change. On November 2, 2007, the holders of 86.35% of our outstanding shares of common stock approved the Charter Amendment pursuant to a written consent. A definitive Information Statement on Schedule 14C was filed with the SEC on November 5, 2007 and subsequently mailed to our shareholders of record as of October 8, 2007. We anticipate the Charter Amendment will be effective on or after November 27, 2007.

Business Segments

We had no reportable segments for the quarter ended September 30, 2007 and as such, prior year amounts were reclassified for comparability purposes.

Quarterly Results May Fluctuate

We enter into agreements with various distribution partners to provide distribution for the URL strings and advertisement listings of our advertising network partners. We generally pay distribution partners based on a percentage of revenue or a fixed amount per click-through on these listings. The level of paid clicks contributed by our distribution partners has varied, and we expect it will continue to vary, from quarter to quarter and year to year, sometimes significantly, for several reasons, including our ability to increase our distribution, which impacts the number of Internet users who have access to advertisers’ listings on our network, the amount these advertisers spend on their sponsored listings and the number of our advertising network partners.

We anticipate that these variables will fluctuate in the future, affecting our growth rate and our financial results. In particular, it is difficult to project the number of paid clicks we will deliver to our advertising network partners and web properties, how much advertisers will spend, and the rate of revenue sharing with our distribution network partners.

Our quarterly results have fluctuated in the past and may fluctuate in the future due to seasonal fluctuations in the level of Internet usage. As is typical in our industry, the second and third quarters of the calendar year generally experience relatively lower usage than the first and fourth quarters. It is generally understood that during the spring and summer months of the year, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. In addition, we expect that the business associated with the website www.irs.com will continue to cause our revenues to be largely seasonal in nature, with peak revenues occurring during the tax filing season of January through April. Therefore, our quarterly results should not be relied upon as indicative of results for the entire fiscal year.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

The following table sets forth information for the three and nine months ended September 30, 2007 and 2006 derived from our unaudited condensed consolidated financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Statements of Operations Data:
Revenues	$5,102	4,816	23,110	19,272

Cost of revenues	2,489	2,493	9,101	7,377
Sales and marketing	629	188	1,121	689
General and administrative	2,491	1,766	7,818	5,624

Total expenses	5,609	4,447	18,040	13,690

(Loss) earnings from operations	(507)	369	5,070	5,582
Interest expense	296	210	890	246
Loss on derivate instrument	—	—	—	19

(Loss) earnings before income taxes	(803)	159	4,180	5,317
Income taxes (benefit)	(270)	79	1,742	2,176

Net (loss) earnings	$(533)	80	2,438	3,141

The following table sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues	100%	100%	100%	100%

Cost of revenues	49	52	39	38
Sales and marketing	12	4	5	4
General and administrative	49	37	34	29

Total expenses	110	93	78	71

(Loss) earnings from operations	(10)	7	22	29
Interest expense	6	4	4	1

(Loss) earnings before income taxes	(16)	3	18	28
Income taxes (benefit)	(5)	1	8	11

Net (loss) earnings	(11)	2	10	17

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Three Months Ended September 30, 2007 Compared to Three Months Ended September 30, 2006

Revenue. Revenue increased 6% from $4.8 million for the three months ended September 30, 2006 to $5.1 million for the same period in 2007. This increase is attributable to an increase in traffic to our proprietary websites through a combination of efforts in Search Engine Marketing (“SEM”), or Internet advertising, and Search Engine Optimization (“SEO”), or improving algorithmic search rankings.

Cost of Revenue. Although revenue increased 6%, cost of revenue remained constant at $2.5 million for the three months ended September 30, 2006 and 2007. This is primarily the result of higher margins derived from proprietary traffic as we continue to focus our resources on generating traffic to our proprietary web properties though SEM, SEO, and the direct navigation market which typically yields higher margins.

Sales and Marketing. Sales and marketing expense increased from $188,000 for the three months ended September 30, 2006 to $629,000 for the same period in 2007. This increase of $441,000 is mainly attributable to additional sales staff, and severance costs.

General and Administrative. General and administrative expenses increased 41% from $1.8 million for the three months ended September 30, 2006 to $2.5 million for the same period in 2007. The increase is due primarily to an increase in technology infrastructure costs of $222,000, an increase in personnel and benefit costs of $124,000, an increase in stock compensation expense of $121,000, an increase in depreciation and amortization of $93,000, and an increase in professional fees of $90,000. The increases from an overall standpoint were necessary to support continued growth in operations. We expect that our general and administrative expenses will continue to increase to the extent we expand our operations and incur additional costs in connection with being a public company, such as professional fees and insurance.

Interest Expense. Interest expense was $210,000 for the three months ended September 30, 2006 compared to $296,000 for the same period in 2007. This 41% increase in interest expense is related to the sale of 13.50% notes in July 2006 in the aggregate principal amount of $7.0 million (the “Notes”).

Income Taxes. Income tax expense was $79,000, an effective tax rate of 50%, for the three months ended September 30, 2006 compared to a $270,000 benefit, an effective tax rate of 34%, for the same period in 2007. This decrease is primarily a result of a decrease in our pretax earnings from $159,000 for the three months ended September 30, 2006 compared to pretax loss of $803,000 for the three months ended September 30, 2007. The statutory effective tax rate is approximately 40%. Differences from the statutory effective tax rate result from permanent tax differences.

Net (Loss) Earnings. As a result of the foregoing, net loss for the three months ended September 30, 2007 was $533,000 or $0.02 per basic and diluted share compared to net earnings of $80,000 or $0.00 per basic and diluted share for the same period in 2006.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Revenue. Revenue increased 20% from $19.3 million for the nine months ended September 30, 2006 to $23.1 million for the same period in 2007. This increase is attributable to an increase in traffic to our proprietary websites through a combination of efforts in SEM and SEO.

Cost of Revenue. For the nine months ended September 30, 2006 cost of revenue was $7.4 million and increased to $9.1 million for the same period in 2007. This 23% increase is primarily attributable to additional traffic acquisition costs and is commensurate with our efforts to increase revenue during the period.

Sales and Marketing. Sales and marketing expense increased from $689,000 for the nine months ended September 30, 2006 to $1.1 million for the same period in 2007. This increase of $432,000 is mainly attributable to additional sales staff, and severance costs.

General and Administrative. General and administrative expenses increased 39% from $5.6 million for the nine months ended September 30, 2006 to $7.8 million for the same period in 2007. The increase is due primarily to an increase in technology infrastructure costs of $781,000, an increase in stock compensation expense of $420,000, an increase in personnel and benefit costs of $303,000, an increase in depreciation and amortization of $300,000, and an increase in professional fees of $178,000. The increases from an overall standpoint were necessary to support continued growth in operations. We expect that our general and administrative expenses will continue to increase to the extent we expand our operations and incur additional costs in connection with being a public company, such as professional fees and insurance.

Interest Expense. Interest expense was $246,000 for the nine months ended September 30, 2006 compared to $890,000 for the same period in 2007. The increase in interest expense is related to the sale of 13.50% notes in July 2006 in the aggregate principal amount of $7.0 million.

Income Taxes. Our provision for income taxes was $2.2 million, an effective tax rate of 41%, for the nine months ended September 30, 2006 and decreased to $1.7 million, an effective tax rate of 42%, for the same period in 2007. This decrease is primarily a result of a decrease in our pretax earnings from $5.3 million for the nine months ended September 30, 2006 compared to pretax earnings of $4.2 million for the nine months ended September 30, 2007. The statutory effective tax rate is approximately 40%. Differences from the statutory effective tax rate result from permanent tax differences.

Net Earnings. As a result of the foregoing, net earnings for the nine months ended September 30, 2007 was $2.4 million or $0.10 per basic and $0.09 per diluted share compared to net earnings of $3.1 million or $0.12 per basic and $0.11 per diluted share for the same period in 2006.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our growth primarily through operations and the use of our line of credit. We have engaged in private sales of our common stock and debt financing in order to fund the purchase price of some of our acquisitions. As of September 30, 2007, we had $1.8 million in cash as compared to $347,000 at December 31, 2006.

We have a revolving line of credit with Silicon Valley Bank, which allows borrowings up to $1.25 million. The facility bears interest at 8.50% and requires the payment of a collateral handling fee ranging from 0.1% to 0.25% per month of financed receivables. As of September 30, 2007, we had no outstanding balance under this credit facility.

In July 2006, we completed the sale of the Notes, together with 195,000 shares of common stock and warrants to purchase up to an aggregate of 477,000 shares of common stock at an exercise price of $1.60 (the “Warrants”). The Warrants expire in July 2011. This debt financing resulted in gross proceeds of $7.0 million before placement agent fees and expenses associated with the transaction, which totaled approximately $1.3 million.

Both the loan agreement and the investment agreement for the Notes contain restrictions of a nature generally found in agreements of these types that may limit our ability to, among other things, sell or acquire assets, incur additional indebtedness, make certain investments, purchase capital stock, and pay dividends.

We continually review our capital requirements to ensure that we have sufficient funding available to support our anticipated levels of operations, obligations and growth strategies. We intend to use cash flow from operations, availability under our credit line, or a combination of both to fund anticipated levels of operations and acquisitions for the next 12 months.

In the comparisons below, net cash flows provided by operating activities primarily consist of net earnings adjusted for certain items such as depreciation and amortization, deferred income taxes and changes in working capital.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Cash Flows for the Nine Months Ended September 30, 2007

Net cash provided by operating activities for the nine months ended September 30, 2007 was $3.4 million consisting primarily of net earnings of $2.4 million, increased by depreciation and amortization of $1.1 million, stock compensation expense of $583,000, and a decrease in accounts receivable of $659,000, partially offset by a decrease in accounts payable of $1.2 million.

Net cash used in investing activities for the nine months ended September 30, 2007 of $1.1 million primarily was for the purchase of internet domains.

Net cash used in financing activities for the nine months ended September 30, 2007 was $861,000. This is primarily attributable to the net decrease in our credit facility of $518,000 and the purchase of our common stock for $750,000, pursuant to stock repurchase agreements with three of our executive officers, partially offset by proceeds from exercise of common stock warrants and options. As of September 30, 2007 we did not have an outstanding principal balance on our credit facility.

Cash Flows for the Nine Months Ended September 30, 2006

Net cash provided by operating activities for the nine months ended September 30, 2006 was $3.5 million consisting primarily of net earnings of $3.1 million increased by amortization of $722,000 and decreased by $300,000 in deferred revenue, both as a result of the acquisition of the domain www.irs.com.

Net cash used in investing activities for the nine months ended September 30, 2006 of $2.6 million primarily was for the purchase of internet domains and the establishment of a data warehouse system.

Net cash used in financing activities for the nine months ended September 30, 2006 was $761,000. This is primarily attributable to the net effect of refinancing of our debt to a long-term note payable.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our management’s discussion and analysis is based on our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are discussed in Note 2 to our unaudited condensed consolidated financial statements appearing at the beginning of this quarterly report and are fully disclosed in our annual report on Form 10-KSB for the year ended December 31, 2006 filed with the SEC.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

ITEM 3.	CONTROLS AND PROCEDURES

Our Chief Executive Officer, Daniel M. O’Donnell, and Chief Financial Officer, Gary W. Bogatay, Jr., evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”), and concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information we are required to disclose in our filings with the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information we are required to disclose in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. There have been no changes in our internal controls over financial reporting identified in connection with this evaluation that occurred during the period covered by this report that have affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II – OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We are not involved in any legal proceedings other than routine litigation arising in the normal course of business. We do not believe the results of such litigation, even if the outcome were unfavorable to us, would have a material adverse effect on our business, financial condition or results of operations.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5.	OTHER INFORMATION

Not applicable.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

ITEM 6.	EXHIBITS

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
15.1	Letter on Unaudited Interim Financial Information					X

31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.					X

32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.					X

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSEARCH GROUP, INC.

November 14, 2007	By	/s/ Daniel M. O’Donnell
Daniel M. O’Donnell
President and Chief Executive Officer
(Principal Executive Officer)

November 14, 2007	By	/s/ Gary W. Bogatay, Jr.
Gary W. Bogatay, Jr.
Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 15.1

EXHIBIT 15.1 – LETTER ON UNAUDITED INTERIM FINANCIAL INFORMATION

In accordance with standards established by the Public Company Accounting Oversight Board, we have made a limited review of the financial data as of September 30, 2007, and for the three and nine month periods ended September 30, 2007 and 2006 (the “Report”) presented in the InterSearch Group, Inc. (the “Company”) Form 10-QSB for the quarter ended September 30, 2007.

We are aware of the incorporation by reference of our Report in the following registration statements:

(1) Registration Statement on Form S-8 (File No. 333-137592) pertaining to the Company’s 2004 Equity Incentive Plan and the Company’s 2005 Equity Incentive Plan; and

(2) Prospectus Supplement pertaining to the Company’s Registration Statement on Form SB-2 (No. 333-137242).

/s/ Hacker, Johnson & Smith PA
HACKER, JOHNSON & SMITH PA
Tampa, Florida
November 14, 2007

Exhibit 31.1

EXHIBIT 31.1 – CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Daniel M. O’Donnell, certify that:

1.	I have reviewed this Quarterly Report on Form 10-QSB of InterSearch Group, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 14, 2007

/s/ Daniel M. O’ Donnell
Daniel M. O’ Donnell
President and Chief Executive Officer

Exhibit 31.2

EXHIBIT 31.2 – CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Gary W. Bogatay, Jr., certify that:

1.	I have reviewed this Quarterly Report on Form 10-QSB of InterSearch Group, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 14, 2007

/s/ Gary W. Bogatay, Jr.
Gary W. Bogatay, Jr.
Chief Financial Officer, Secretary and Treasurer

Exhibit 32.1

EXHIBIT 32.1—WRITTEN STATEMENT OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO 18

U.S.C. SECTION 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned President and Chief Executive Officer of InterSearch Group, Inc., a Florida corporation (the “Company”), hereby certify, based on my knowledge, that the Quarterly Report on Form 10-QSB of the Company for the quarter ended September 30, 2007 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel M. O’ Donnell
Daniel M. O’ Donnell
President and Chief Executive Officer

Dated: November 14, 2007

Exhibit 32.2

EXHIBIT 32.2—WRITTEN STATEMENT OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18

U.S.C. SECTION 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Chief Financial Officer, Secretary and Treasurer of InterSearch Group, Inc., a Florida corporation (the “Company”), hereby certify, based on my knowledge, that the Quarterly Report on Form 10-QSB of the Company for the quarter ended September 30, 2007 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary W. Bogatay, Jr.
Gary W. Bogatay, Jr.
Chief Financial Officer, Secretary and Treasurer

Dated: November 14, 2007